SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Care.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

141633107

(CUSIP Number)

Gregg Winiarski

Executive Vice President, General Counsel and Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, New York 10011

(212) 314-7300

Copy to:

Brandon Van Dyke

Richard Oliver

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	Names of Reporting Persons IAC/InterActiveCorp

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,195,363 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,195,363 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,195,363 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.0% (1)

14	Type of Reporting Person CO

(1)

Beneficial ownership of the shares of Company Common Stock (as defined herein) is being reported hereunder solely because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Support Agreements (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any shares of Company Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of beneficial ownership is based on (i) 9,195,363 shares of Company Common Stock beneficially owned by the Supporting Stockholders (as defined herein) that are parties to the Support Agreements as of December 20, 2019, which includes 46,350 shares of the Company Preferred Stock (as defined herein) representing 5,094,863 shares of Company Common Stock on an as-converted basis, and (ii) 38,363,342 shares of Company Common Stock reported outstanding as of December 18, 2019 (as set forth in the Merger Agreement referred to in this Schedule 13D) (consisting of 33,268,479 shares of Company Common Stock outstanding and 46,350 shares of the Company Preferred Stock outstanding representing 5,094,863 shares of Company Common Stock on an as-converted basis).

1	Names of Reporting Persons Buzz Merger Sub Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,195,363 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,195,363 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,195,363 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.0% (1)

14	Type of Reporting Person CO

(1)

Beneficial ownership of the shares of Company Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Support Agreements described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any shares of Company Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of beneficial ownership is based on (i) 9,195,363 shares of Company Common Stock beneficially owned by the Supporting Stockholders that are parties to the Support Agreements as of December 20, 2019, which includes 46,350 shares of the Company Preferred Stock (as defined herein) representing 5,094,863 shares of Company Common Stock on an as-converted basis, and (ii) 38,363,342 shares of Company Common Stock reported outstanding as of December 18, 2019 (as set forth in the Merger Agreement referred to in this Schedule 13D) (consisting of 33,268,479 shares of Company Common Stock outstanding and 46,350 shares of the Company Preferred Stock outstanding representing 5,094,863 shares of Company Common Stock on an as-converted basis).

Item 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is Company Common Stock of Care.com, Inc., a Delaware corporation (“Issuer”), with its principal executive offices located at 77 Fourth Avenue, Fifth Floor, Waltham, MA 02451.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by (i) IAC/InterActiveCorp, a Delaware corporation (“Parent”), and (ii) Buzz Merger Sub Inc., a Delaware corporation (“Merger Sub” and, together with Parent, the “Reporting Persons”).

A Joint Filing Agreement between the Reporting Persons is attached as Exhibit 3 hereto.

Parent’s principal executive offices are located at 555 West 18th Street, New York, New York 10011. The telephone number of Parent is (212) 314-7300. Parent has majority ownership of both Match Group, Inc., which includes Tinder, Match, PlentyOfFish and OkCupid, and ANGI Homeservices, which includes HomeAdvisor, Angie’s List and Handy, and also operates Vimeo, Dotdash and The Daily Beast, among many other online businesses. Parent is a leading media and Internet company with more than 150 brands and products serving loyal consumer audiences.

Merger Sub’s principal executive offices are located at c/o IAC/InterActiveCorp, 555 West 18th Street, New York, New York 10011. The telephone number of Merger Sub is (212) 314-7300. Merger Sub is a wholly-owned subsidiary of Parent. Merger Sub was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined herein) and has not engaged in any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement and Support Agreements.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of any of the Reporting Persons, as applicable, is set forth on Schedule A hereto and is incorporated herein by reference. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by and among Parent, Merger Sub and the Supporting Stockholders. Each Supporting Stockholder entered into a Support Agreement as an inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The shares of Company Common Stock to which this Schedule 13D relate have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Support Agreements.

Item 4. Purpose of Transaction.

On December 20, 2019, Parent, Merger Sub and Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Parent and Merger Sub will make a tender offer for all of the outstanding shares of Issuer’s Common Stock (“Company

Common Stock”) and Series A Convertible Preferred Stock (“Company Preferred Stock”) immediately after which, upon satisfaction of certain conditions of the Offer (as defined herein), Merger Sub will merge with and into Issuer, with Issuer surviving as a wholly-owned subsidiary of Parent (the “Merger,” and collectively with the Offer (as defined herein), the “Transaction”). At the Effective Time (as defined in the Merger Agreement), (i) the directors of Merger Sub immediately prior to the Effective Time will be directors of the Surviving Corporation (as defined in the Merger Agreement), (ii) the officers of the Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Corporation and (iii) the certificate of incorporation and bylaws of Issuer will be amended and restated in the respective forms attached to the Merger Agreement and as so amended and restated shall be the certificate of incorporation and bylaws of the Surviving Corporation. Upon completion of the Merger, the Shares currently listed on the New York Stock Exchange (“NYSE”) will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

The Transaction is expected to close in the first calendar quarter of 2020.

Pursuant to the Merger Agreement, among other things and subject to the terms and conditions set forth therein, Merger Sub has agreed to commence a tender offer to purchase:

•                  any and all of the issued and outstanding shares of the Company Common Stock (each, a “Share” and collectively, the “Shares”), at a price per Share of $15.00 (such amount, the “Share Offer Price”), payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, on the terms and subject to the conditions set forth in the Merger Agreement (the “Share Offer”); and

•                  any and all of the issued and outstanding shares of the Company Preferred Stock, at a price per share of Company Preferred Stock equal to (x) 150% of the Liquidation Preference (as defined in the Merger Agreement) per share, plus (y) Accrued and Unpaid Dividends (as defined in the Merger Agreement) payable in respect of such Company Preferred Stock, in the case of clauses (x) and (y), calculated as of and including the Expiration Date (as defined in the Merger Agreement), pursuant to the terms of the Certificate of Designations (as defined in the Merger Agreement) (such amount, the “Preferred Share Offer Price” and, together with the Share Offer Price, the “Offer Prices”), payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, on the terms and subject to the conditions set forth in the Merger Agreement (the “Preferred Share Offer” and, together with the Share Offer, the “Offer”).

Following the acceptance for payment of Shares in the Offer at the Effective Time (as defined in the Merger Agreement), Merger Sub will be merged with and into Issuer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended, and without any stockholder vote, with Issuer continuing as the surviving corporation. At the Effective Time, and as a result of the Merger:

•                  each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Company Common Stock to be cancelled under the Merger Agreement or Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Share Offer Price in cash, without interest (the “Merger Consideration”);

•                  each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, will be converted into the right to receive an amount per share equal to the Preferred Share Offer Price in cash, without interest (the “Preferred Merger Consideration”);

•                  all outstanding shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into an aggregate of 1,000 shares of newly and validly issued, fully paid and non-assessable shares of common stock of the surviving corporation;

•                  each option to purchase shares of Company Common Stock (whether vested or unvested) (each a “Company Option”) that is outstanding immediately prior to the Effective Time will automatically be cancelled and be converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of Company Common Stock underlying the Company Option multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price of such Company Option; provided that any such Company

Option with respect to which the exercise price subject thereto is equal to or greater than the Merger Consideration will be canceled for no consideration;

•                  each award of Issuer restricted stock units that is subject solely to service-based vesting conditions (including any Issuer restricted stock units that were subject, in whole or in part, to performance-based vesting conditions as of the applicable grant date, but that are solely subject to service-based vesting conditions as of immediately prior to the Effective Time) (“Company RSUs”) and that is outstanding immediately prior to the Effective Time shall become fully vested and shall automatically be cancelled and converted into the right to receive (without interest) an amount in cash equal to (x) the total number of Shares underlying such award of Company RSUs as of immediately prior to the Effective Time, multiplied by (y) the Merger Consideration; and

•                  each award of Company RSUs other than those described in the immediately preceding clause will be cancelled for no consideration prior to the Effective Time in accordance with their terms.

Assuming the satisfaction of the conditions set forth in the Merger Agreement, Parent expects the Offer to commence in mid-January 2020 and for the Merger to close in the first calendar quarter of 2020.

The Offer is subject to various conditions, including (i) that a majority of the voting power of the Company Common Stock and the Company Preferred Stock (on an as-converted basis) be validly tendered; (ii) the absence of any order, injunction or law prohibiting the Offer or the closing of the Merger; (iii) (a) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (b) the expiration of any waiting period under other applicable competition laws; and (iv) the accuracy of the representations and warranties contained in the Merger Agreement, subject to customary materiality qualifications, and compliance with the covenants and agreements contained in the Merger Agreement as of the closing of the Merger.  In addition, the obligation of Parent and Merger Sub to commence the Offer and consummate the Merger is subject to the absence, since the date of the Merger Agreement, of a Company Material Adverse Effect (as defined in the Merger Agreement). The closing of the Merger is not subject to a financing condition.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants by Issuer to conduct its business in the ordinary course between the date of the Merger Agreement and the closing of the Merger, not to engage in certain kinds of material transactions during such period, to obtain regulatory approvals and, subject to certain customary exceptions, for the Board to recommend that the stockholders tender their shares in the Offer. The Merger Agreement also contains customary representations, warranties and covenants of Parent and Merger Sub.

Pursuant to the Merger Agreement, Issuer is subject to customary “no shop” restrictions prohibiting Issuer and its representatives from soliciting Acquisition Proposals (as defined in the Merger Agreement) from third parties or providing information to or participating in any discussions or negotiations with third parties regarding Acquisition Proposals, subject to certain exceptions set forth in the Merger Agreement as described below.

Prior to the Acceptance Time (as defined in the Merger Agreement), the Board may effect a Change of Board Recommendation (as defined in the Merger Agreement) if Issuer has received a bona fide written Acquisition Proposal (other than as a result of a breach of Section 5.3 of the Merger Agreement) that the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, taking into account the factors the Board considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of such proposals), would be more favorable from a financial point of view to the stockholders of Issuer than the Merger (taking into account any adjustments to the Merger Agreement proposed by Parent as described below) (a “Superior Proposal”). In addition, prior to the Acceptance Time, the Board may also, subject to requirements specified in the Merger Agreement, terminate the Merger Agreement in response to a Superior Proposal. Prior to taking these actions, Issuer must provide Parent with at least three business days advance written notice (the “Notice Period”) of Parent’s intention to take such action, which notice shall include a copy of such Superior Proposal and all related documentation. To the extent Parent requests, Issuer has agreed to direct its representatives to negotiate with Parent in good faith during the Notice Period regarding any amendments or modifications to the Merger Agreement proposed in writing by Parent and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal. Following the Notice Period, and taking into account any amendments or modifications proposed by Parent to the terms of the Merger Agreement, the Board may terminate the Merger Agreement if it determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would continue to constitute a Superior Proposal if such proposed amendments or modifications were to be given effect. Subject to similar provisions and requirements in the Merger Agreement, including a three business day notice period, the Board may also effect a Change of Board Recommendation with respect to an Intervening Event (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for both Parent and Issuer. If the Merger Agreement is terminated in connection with Issuer’s entry into an agreement with respect to a Superior Proposal or the Board effecting a Change of Board Recommendation, Issuer will be required to pay to Parent a termination fee of $20 million. The termination fee of $20 million may also be payable by Issuer if the Merger Agreement is terminated for any of the following reasons, Issuer enters into a definitive agreement with respect to any Acquisition Proposal within nine months after such termination, and the transaction contemplated by such Acquisition Proposal is consummated: (i) if the Merger Agreement is terminated by Issuer or Parent as a result of the Offer expiring or at the Outside Date (as defined in the Merger Agreement) and prior to the Acceptance Time an Acquisition Proposal has been publicly announced and not publicly withdrawn prior to the date of termination, or (ii) if the Merger Agreement is terminated by Parent because Issuer would not be reasonably capable of satisfying its closing conditions due to a breach of its representations, warranties or covenants and prior to the date of termination an Acquisition Proposal has been publicly announced and not publicly irrevocably withdrawn before the date of termination.

In addition to the foregoing termination rights, and subject to certain limitations, Issuer or Parent may terminate the Merger Agreement if the Merger is not consummated by June 20, 2020.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto.

In connection with the Merger Agreement, each of (i) Sheila Lirio Marcelo, the Founder, Chair of the Issuer’s Board and Chief Executive Officer and The Sheila L. Marcelo 2012 Family Trust, (ii) CapitalG LP and (iii) Tenzing Global Management LLC and Tenzing Global Investors Fund I LP (each, a “Supporting Stockholder”), entered into a Support Agreement with Parent (the “Support Agreements”). The Support Agreements generally require that the Supporting Stockholders validly tender all of her or its shares after commencement of the Offer and to vote against any action, agreement or transaction involving Issuer that can impede, interfere with or prevent the consummation of the Transaction. The Support Agreements will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Supporting Stockholders to Parent and Merger Sub following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the cash consideration (other than adjustments in accordance with the terms of the Merger Agreement), (c) Issuer’s Board or any authorized committee thereof has effected a Change of Board Recommendation in accordance with the terms and conditions of the Merger Agreement and (d) the consummation of the Merger.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by the full text of the Support Agreements, a form of which is filed as Exhibit 2 hereto. Schedule B lists the names and number of Shares that are beneficially owned by each Supporting Stockholder who is a party to the Support Agreements.

The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, Issuer. The Offer, as the first step in the acquisition of Issuer, is intended to facilitate the acquisition of all of the shares of Company Common Stock and Company Preferred Stock. The purpose of the Merger is to acquire all capital stock of Issuer not purchased pursuant to the Offer or otherwise and to cause Issuer to become a wholly-owned subsidiary of Parent.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of common or preferred stock of Issuer or any other securities, nor is it a substitute for the Offer materials that Parent and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Parent and Merger Sub will file Offer materials on Schedule TO, including an offer to purchase, a letter of transmittal and related documents with the SEC, and Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The Offer to purchase all of the issued and outstanding shares of Issuer common and preferred stock will only be made pursuant to the offer to purchase, the letter of transmittal, and related documents filed as a part of the Schedule TO. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS OF ISSUER ARE URGED TO READ CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Parent will be available free of charge on Parent’s website. In addition, security holders of Issuer may obtain free copies of the Offer materials by contacting the information agent for the Offer that will be named in the Tender Offer Statement on Schedule TO. Copies of the documents filed with the SEC by Issuer will be available free of charge on Issuer’s website.

Item 5. Interest in Securities of Issuer.

(a), (b)

Beneficial ownership of the shares of Company Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Support Agreements described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any shares of Company Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership and membership in any group are hereby expressly disclaimed.

As a result of the Support Agreements, Parent and Merger Sub may be deemed to have shared power to vote up to 9,195,363 Shares in favor of approval of the Merger or in connection with certain other matters described in Item 4 above (the terms of which are incorporated herein by reference), and thus, each Reporting Person may be deemed to be the beneficial owner of 9,195,363 Shares. As of December 20, 2019, all Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 23.97% of the issued and outstanding Shares (based on 38,363,342 shares of Company Common Stock reported outstanding as of December 18, 2019 (as set forth in the Merger Agreement referred to in this Schedule 13D) (consisting of 33,268,479 shares of Company Common Stock outstanding and 46,350 shares of the Company Preferred Stock outstanding representing 5,094,863 shares of Company Common Stock on an as-converted basis)). The Reporting Persons are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Shares.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no person other thsn the applicable Supporting Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger by and among IAC/InterActiveCorp, Buzz Merger Sub Inc. and Care.com, Inc. dated as of December 20, 2019

Exhibit 2	Form of Support Agreement, dated as of December 20, 2019, entered into with the parties described in Item 4

Exhibit 3	Joint Filing Agreement, dated December 30, 2019, by and between the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: December 30, 2019

IAC/InterActiveCorp
	By:	/s/ Gregg Winiarski
Gregg Winiarski
Executive Vice President, General Counsel and
Secretary

Buzz Merger Sub Inc.
	By:	/s/ Gregg Winiarski
Gregg Winiarski
Vice President and Assistant Secretary

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF
IAC/INTERACTIVECORP AND BUZZ MERGER SUB INC.

Directors and Executive Officers of Parent. The following table sets forth as to each of the directors and executive officers of Parent: his or her name, citizenship, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, (i) the current business address of each person is 555 West 18th Street, New York, New York 10011, and (ii) the principal employer of each such individual is IAC/InterActiveCorp: the business address of which is 555 West 18th Street, New York, New York 10011.

Name	Citizenship	Present Principal Occupation or Employment

Barry Diller Chairman	United States	Chairman and Senior Executive of IAC and the Chairman and Senior Executive of Expedia Group.

Joseph Levin Director and Chief Executive Officer	United States	Chief Executive Officer of IAC.

Victor A. Kaufman Vice Chairman	United States	Vice Chairman of IAC.

Chelsea Clinton Director	United States	Vice Chair of the Clinton Foundation.

Michael D. Eisner Director	United States	Chairman of the Tornante Company, LLC.

Bonnie S. Hammer Director	United States	Chairman of NBCUniversal Content Studios.

Bryan Lourd Director	United States	Partner and Managing Director of Creative Arts Agency.

David Rosenblatt Director	United States	Chief Executive Officer of 1stdibs.com, Inc.

Alan G. Spoon Director	United States	Former General Partner, Managing General Partner and Partner Emeritus of Polaris Venture Partners.

Alexander von Furstenberg Director	United States	Founder and Chief Investment Officer of Ranger Global Advisors, LLC.

Richard F. Zannino Director	United States	Managing Director at CCMP Capital Advisors, LLC.

Glenn H. Schiffman Executive Vice President and Chief Financial Officer	United States	Executive Vice President and Chief Financial Officer of IAC.

Mark Stein Executive Vice President and Chief Strategy Officer	United States	Executive Vice President and Chief Strategy Officer of IAC.

Gregg Winiarski Executive Vice President, General Counsel and Secretary	United States	Executive Vice President, General Counsel and Secretary of IAC.

Directors and Executive Officers of Merger Sub. The following table sets forth as to each of the directors and executive officers of Merger Sub: his or her name, citizenship, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, (i) the current business address of each person is 555 West 18th Street, New York, New York 10011, and (ii) the principal employer of each such individual is IAC/InterActiveCorp: the business address of which is 555 West 18th Street, New York, New York 10011.

Name	Citizenship	Present Principal Occupation or Employment

Timothy Allen Chief Executive Officer	United States	Chief Executive Officer of Mosaic Group, a Division of IAC.

Glenn H. Schiffman President and Director	United States	Executive Vice President and Chief Financial Officer of IAC.

Gregg Winiarski Vice President, General Counsel, Secretary and Director	United States	Executive Vice President, General Counsel and Secretary of IAC.

SCHEDULE B

Stockholder	Shares
Ms. Sheila Lirio Marcelo	1,254,178
The Sheila L. Marcelo 2012 Family Trust	276,322
Capital G LP	5,094,863
Tenzing Global Investors Fund I LP	1,843,098
Tenzing Global Management LLC	726,902
TOTAL	9,195,363

EXHIBIT INDEX

Exhibit 1

Agreement and Plan of Merger by and among IAC/InterActiveCorp, Buzz Merger Sub Inc. and Care.com, Inc. dated as of December 20, 2019 (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by IAC/InterActiveCorp on December 23, 2019)

Exhibit 2

Form of Support Agreement, dated as of December 20, 2019, entered into with the parties described in Item 4 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by IAC/InterActiveCorp on December 23, 2019)

Exhibit 3	Joint Filing Agreement, dated December 30, 2019, by and between the Reporting Persons